MANUFACTURING DISTRIBUTION AND MARKETING

LICENSE & TRADEMARK AGREEMENT:

By and Between

FarmBoys Design Corp.

And

Pure Roots Holding, Ltd.

THIS AGREEMENT is entered into this 6th day of December, 2018 by and between FarmBoys Design Corp, a Corporation having an address at 316-111 Research Drive, Saskatoon, SK, Canada (“LICENSOR”), and Pure Roots Holding, Ltd., a Wyoming corporation with offices at P.O. Boxx 2869, Jackson, WY 83001 (“LICENSEE”).

W I T N E S S E T H:

WHEREAS, LICENSOR is the sole and exclusive owner of the licenses, intellectual property, brand names, trademarks, registrations and is in the business of researching and developing of the processes needed to manufacture aeroponic modular grow rooms for the purpose of growing plants, the custom designing of all the plant nutrient products needed to grow the plants in the modular grow rooms, growing techniques used to grow the plants in the modular grow rooms and branding and marketing of the sale of the plants grown in the modular grow rooms that all use the Designs, Brand Name and Intellectual Property of LICENSOR the “FarmBoys Grow Package” which are identified more fully in Schedule A attached hereto (the “Trademarks”); and

WHEREAS, LICENSOR has the power and authority to grant to LICENSEE the right, privilege and license to use the Brand Names, Intellectual Property, Trademarks on or in association with the goods and/or services covered by the registrations (the “Licensed Products”); and

WHEREAS, LICENSEE has represented that it has the ability to manufacture, market and distribute the Licensed Products in the Territory identified in Schedule A attached hereto (the "Territory") and to use the Trademarks on or in association with the Licensed Products; and

WHEREAS, LICENSEE desires to obtain from LICENSOR a license to use, manufacture, have manufactured, distribute and sell Licensed Products in the Territory and to use the Trademarks on or in association with the Licensed Products; and

WHEREAS, both LICENSEE and LICENSOR are in agreement with respect to the terms and conditions upon which LICENSEE shall use the Trademarks;

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1.	LICENSE GRANT

a.	LICENSOR hereby grants to LICENSEE, for the Term of this Agreement as recited in Schedule A attached hereto, an exclusive license to use the Trademarks on or in association with the Licensed Products in the Territory, as well as on packaging, promotional and advertising material associated therewith.

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b.	LICENSOR hereby grants to LICENSEE, for the Term of this Agreement as recited in Schedule A attached hereto, the exclusive right and license to use, manufacture, have manufactured, sell, distribute and advertise the Licensed Products in the Territory. It is understood and agreed that this license shall pertain only to the Trademarks and the Licensed Products and does not extend to any other mark, product or service.

c.	LICENSEE may not grant any sublicenses to any third party without the prior express written consent of the LICENSOR which may be withheld for any reason.

d.	LICENSEE shall not make or authorize any use, direct or indirect, of the Trademarks and/or the Licensed Products, like or similar, outside of the Territory and will not knowingly sell the Licensed Products to persons who intend or are likely to resell them outside of the Territory.

2.	TERM OF THE AGREEMENT

This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the date of execution by both parties and shall extend for a Term as recited in Schedule A attached hereto (the “Term”).

3.	COMPENSATION

a.	In consideration for the licenses granted hereunder, LICENSEE agrees to pay to LICENSOR during the Term of this Agreement a royalty in the amount recited in Schedule A attached hereto (the “Royalty”) based on LICENSEE’s Net Sales of Licensed Products, and agrees to provide LICENSOR with other good and valuable consideration, the receipt of which is hereby acknowledged by LICENSOR.

b.	The Royalty owed LICENSOR shall be calculated on a quarterly calendar basis (the "Royalty Period") and shall be payable no later than thirty (30) days after the termination of the preceding full calendar quarter, i.e., commencing on the first (1st) day of January, April, July and October with the exception of the first and last calendar quarters which may be "short" depending upon the effective date of this Agreement.

c.	With each Royalty Payment, LICENSEE shall provide LICENSOR with a written royalty statement in a form acceptable to LICENSOR. Such royalty statement shall be certified as accurate by a duly authorized officer of LICENSEE, reciting the stock number, item, units sold, description, quantity shipped, gross invoice, amount billed customers less discounts, allowances, returns and reportable sales for each Licensed Product. Such statements shall be furnished to LICENSOR whether or not any Licensed Products were sold during the Royalty Period.

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d.	"Net Sales" shall mean LICENSEE's gross sales (the gross invoice amount billed customers) of Licensed Products, less discounts and allowances actually shown on the invoice (except cash discounts not deductible in the calculation of Royalty) and, further, less any bona fide returns (net of all returns actually made or allowed as supported by credit memoranda actually issued to the customers). No other costs incurred in the manufacturing, selling, advertising, and distribution of the Licensed Products shall be deducted nor shall any deduction be allowed for any uncollectible accounts or allowances.

e.	A Royalty obligation shall accrue upon the sale of the Licensed Products regardless of the time of collection by LICENSEE. For purposes of this Agreement, a Licensed Product shall be considered "sold" upon the date when such Licensed Product is billed, invoiced, shipped, or paid for, whichever event occurs first.

f.	If LICENSEE sells any Licensed Products to any party affiliated with LICENSEE, or in any way directly or indirectly related to or under the common control with LICENSEE, at a price less than the regular price charged to other parties, the Royalty payable to LICENSOR shall be computed on the basis of the regular price charged to other parties.

g.	The receipt or acceptance by LICENSOR of any royalty statement, or the receipt or acceptance of any royalty payment made, shall not prevent LICENSOR from subsequently challenging the validity or accuracy of such statement or payment.

h.	Upon expiration or termination of this Agreement, all Royalty obligations, including any unpaid portions of the Royalty, shall be accelerated and shall immediately become due and payable.

i.	LICENSEE's obligations for the payment of a Royalty shall survive expiration or termination of this Agreement and will continue for so long as LICENSEE continues to manufacture, sell or otherwise market the Licensed Products.

j.	All payments due hereunder shall be made in United States currency drawn on a United States bank, unless otherwise specified between the parties.

k.	Late payments shall incur interest at the rate of ONE PERCENT (1%) per month from the date such payments were originally due.

4.	AUDIT

a.	LICENSOR shall have the right, upon at least five (5) days written notice and no more than once per calendar year, to inspect LICENSEE's books and records and all other documents and material in the possession of or under the control of LICENSEE with respect to the subject matter of this Agreement at the place or places where such records are normally retained by LICENSEE. LICENSOR shall have free and full access thereto for such purposes and shall be permitted to make copies thereof and extracts therefrom.

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b.	In the event that such inspection reveals a discrepancy in the amount of Royalty owed LICENSOR from what was actually paid, LICENSEE shall pay such discrepancy, plus interest, calculated at the rate of ONE AND ONE-HALF PERCENT (1 1/2%) per month. In the event that such discrepancy is in excess of ONE THOUSAND UNITED STATES DOLLARS ($1,000.00), LICENSEE shall also reimburse LICENSOR for the cost of such inspection including any attorney's fees incurred in connection therewith.

c.	All books and records relative to LICENSEE's obligations hereunder shall be maintained and kept accessible and available to LICENSOR for inspection for at least three (3) years after termination of this Agreement.

d.	In the event that an investigation of LICENSEE's books and records is made, certain confidential and proprietary business information of LICENSEE may necessarily be made available to the person or persons conducting such investigation. It is agreed that such confidential and proprietary business information shall be retained in confidence by LICENSOR and shall not be used by LICENSOR or disclosed to any third party for a period of two (2) years from the date of disclosure, or without the prior express written permission of LICENSEE unless required by law. It is understood and agreed, however, that such information may be used in any proceeding based on LICENSEE's failure to pay its actual Royalty obligation.

5.	WARRANTIES AND OBLIGATIONS

a.	LICENSOR represents and warrants that it has the right and power to grant the licenses granted herein and that there are no other agreements with any other party in conflict herewith.

b.	LICENSOR further represents and warrants that the Trademarks do not infringe any valid right of any third party.

c.	LICENSEE represents and warrants that it will use its best efforts to promote, market, sell, and distribute the Licensed Products.

d.	LICENSEE shall be solely responsible for the manufacture, production, sale, and distribution of the Licensed Products and will bear all related costs associated therewith.

6.	NOTICES, QUALITY CONTROL AND SAMPLES

a.	The licenses granted hereunder are conditioned upon LICENSEE's full and complete compliance with the marking provisions of the patent, trademark and copyright laws of Canada.

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b.	The Licensed Products, as well as all promotional, packaging, and advertising material relative thereto, shall include all appropriate legal notices as required by LICENSOR.

c.	The Licensed Products shall be of a high quality which is at least equal to comparable products proposed to be manufactured and marketed by LICENSEE under the trademarks and in conformity with a standard sample approved by LICENSOR.

d.	If the quality of a class of the Licensed Products falls below such a production-run quality, as previously approved by LICENSOR, LICENSEE shall use its best efforts to restore such quality. In the event that

LICENSEE has not taken appropriate steps to restore such quality within thirty (30) days after notification by LICENSOR, LICENSOR shall have the right to terminate this Agreement and require that the LICENSEE cease using the Trademarks.

e.	The LICENSEE agrees to permit LICENSOR or its representative to inspect the facilities where the Licensed Products are being manufactured and packaged.

7.	NOTICE AND PAYMENT

a.	Any notice required to be given pursuant to this Agreement shall be in writing and delivered personally to the other designated party at the above stated address or mailed by certified or registered mail, return receipt requested or delivered by a recognized national overnight courier service.

b.	Either party may change the address to which notice or payment is to be sent by written notice to the other in accordance with the provisions of this paragraph.

8.	PATENTS, TRADEMARKS AND COPYRIGHTS

a.	LICENSOR shall seek, obtain and, during the Term of this Agreement, maintain in its own name and at its own expense, appropriate protection for the Trademarks.

b.	In the event that LICENSEE requests that LICENSOR obtain trademark protection for a particular item for which LICENSOR had not, heretofore, obtained such protection, LICENSOR agrees to take reasonable steps to obtain such protection, provided, however, that LICENSEE shall be obligated to reimburse LICENSOR for the cost of filing, prosecuting and maintaining same.

c.	It is understood and agreed that LICENSOR shall retain all right, title and interest in the Trademarks as well as any modifications made to the Trademarks by LICENSEE.

d.	The parties agree to execute any documents reasonably requested by the other party to effect any of the above provisions.

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e.	LICENSEE acknowledges LICENSOR's exclusive rights in the Trademarks and, further, acknowledges that the Trademarks are unique and original to LICENSOR and that LICENSOR is the owner thereof. LICENSEE shall not, at any time during or after the effective Term of the Agreement dispute or contest, directly or indirectly, LICENSOR's exclusive right and title to the Trademarks or the validity thereof. LICENSOR, however, makes no representation or warranty with respect to the validity of any patent, trademark or copyright which may issue or be granted therefrom.

f.	LICENSEE acknowledges that the Trademarks have acquired secondary meaning.

g.	LICENSEE agrees that its use of the Trademarks inures to the benefit of LICENSOR and that the LICENSEE shall not acquire any rights in the Trademarks.

9.	TERMINATION

The following termination rights are in addition to the termination rights that may be provided elsewhere in this Agreement:

a.	Immediate Right of Termination. LICENSOR shall have the right to immediately terminate this Agreement by giving written notice to LICENSEE in the event that LICENSEE does any of the following:

i.	after having commenced sale of the Licensed Products, fails to continuously sell Licensed Products for three (3) consecutive Royalty Periods; or

ii.	fails to obtain or maintain product liability insurance in the amount and of the type provided for herein; or

iii.	files a petition in bankruptcy or is adjudicated bankrupt or insolvent, or makes an assignment for the benefit of creditors, or an arrangement pursuant to any bankruptcy law, or if the LICENSEE discontinues its business or a receiver is appointed for the LICENSEE or for LICENSEE’s business and such receiver is not discharged within thirty (30) days; or

iv.	breaches any of the provisions of this Agreement relating to the unauthorized assertion of rights in the Trademarks; or

v.	fails, after receipt of written notice from LICENSOR, to immediately discontinue the distribution or sale of the Licensed Products or the use of any packaging or promotional material which does not contain the requisite legal legends; or

vi.	fails to make timely payment of Royalties when due two or more times during any twelve-month period.

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b.	Immediate Right to Terminate a Portion. LICENSOR shall have the right to immediately terminate the portion(s) of the Agreement relating to any Licensed Product(s) if LICENSEE, for any reason, fails to meet the

Product Introduction Dates or the Initial Shipment Dates specified in Schedule A or, after the commencement of manufacture and sale of a particular Licensed Product, ceases to sell commercial quantities of such Licensed Product for three (3) consecutive Royalty Periods.

c.	Right to Terminate on Notice. This Agreement may be terminated by either party upon thirty (30) days written notice to the other party in the event of a breach of a material provision of this Agreement by the other party, provided that, during the thirty (30) day period, the breaching party fails to cure such breach.

d.	LICENSEE shall have the right to terminate this Agreement at any time on sixty (60) days written notice to LICENSOR. In such event, all moneys paid to LICENSOR shall be deemed non-refundable and LICENSEE's obligation to pay any guaranteed moneys, shall be accelerated and any yet unpaid guaranteed moneys shall become immediately due and payable.

10.	POST TERMINATION RIGHTS

a.	Not less than thirty (30) days prior to the expiration of this Agreement or immediately upon termination thereof, LICENSEE shall provide LICENSOR with a complete schedule of all inventory of Licensed Products then on-hand (the "Inventory").

b.	Upon expiration or termination of this Agreement, except for reason of a breach of LICENSEE's duty to comply with the quality control or legal notice marking requirements, LICENSEE shall be entitled, for an additional period of three (3) months and on a exclusive basis, to continue to sell such Inventory. Such sales shall be made subject to all of the provisions of this Agreement and to an accounting for and the payment of a Royalty thereon. Such accounting and payment shall be due and paid within thirty (30) days after the close of the said three (3) month period.

c.	Upon the expiration or termination of this Agreement, all of the rights of LICENSEE under this Agreement shall forthwith terminate and immediately revert to LICENSOR and LICENSEE shall immediately discontinue all use of the Trademarks at no cost whatsoever to LICENSOR.

d.	Upon termination of this Agreement for any reasons whatsoever, LICENSEE agrees to immediately return to LICENSOR all material relating to the Trademarks including, but not limited to, all artwork, color separations, prototypes and the like, as well as any market studies or other tests or studies conducted by LICENSEE with respect to the Trademarks, at no cost whatsoever to LICENSOR.

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11.	GOOD WILL

LICENSEE recognizes the value of the good will associated with the Trademarks and acknowledges that the Trademarks and all rights therein including the good will pertaining thereto, belong exclusively to LICENSOR.

12.	INFRINGEMENTS

a.	LICENSEE shall have the right, in its discretion, to institute and prosecute lawsuits against third persons for infringement of the rights licensed in this Agreement.

b.	If LICENSEE does not institute an infringement suit within ninety (90) days after LICENSOR's written request that it do so, LICENSOR may institute and prosecute such lawsuit. Any lawsuit shall be prosecuted solely at the cost and expense of the party bringing suit and all sums recovered in any such lawsuits, whether by judgment, settlement or otherwise, in excess of the amount of reasonable attorneys' fees and other out of pocket expenses of such suit, shall be divided equally between the parties.

c.	Upon request of the party bringing the lawsuit, the other party shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit. The party bringing suit shall reimburse the other party for the expenses incurred as a result of such cooperation.

13.	INDEMNITY

LICENSEE agrees to defend and indemnify LICENSOR, its officers, directors, agents and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred through claims of third parties against LICENSOR based on the manufacture or sale of the Licensed Products including, but not limited to, actions founded on product liability.

14.	INSURANCE

LICENSEE shall, throughout the Term of the Agreement, obtain and maintain at its own cost and expense from a qualified insurance company licensed to do business in the State of Wyoming and any other States or Provinces that it may do business in, standard Product Liability Insurance naming LICENSOR as an additional named insured. Such policy shall provide protection against any and all claims, demands and causes of action arising out of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof. The amount of coverage shall be as specified in Schedule A attached hereto. The policy shall provide for ten (10) days notice to LICENSOR from the insurer by Registered or Certified Mail, return receipt requested, in the event of any modification, cancellation or termination thereof. LICENSEE agrees to furnish LICENSOR a certificate of insurance evidencing same within thirty (30) days after execution of this Agreement and, in no event shall LICENSEE manufacture, distribute or sell the Licensed Products prior to receipt by LICENSOR of such evidence of insurance.

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15.	JURISDICTION AND DISPUTES

a.	This Agreement shall be governed in accordance with the laws of the Province of Saskatchewan.

b.	All disputes under this Agreement shall be resolved by the courts of the Province of Saskatchewan, and the parties all consent to the jurisdiction of such courts, agree to accept service of process by mail, and hereby waive any jurisdictional or venue defenses otherwise available to it.

16.	AGREEMENT BINDING ON SUCCESSORS

The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors and assigns.

17.	WAIVER

No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

18.	SEVERABILITY

If any term, clause, or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

19.	NO JOINT VENTURE

Nothing contained herein shall constitute this arrangement to be employment, a joint venture or a partnership.

20.	ASSIGNABILITY

The license granted hereunder is personal to LICENSEE and shall not be assigned by any act of LICENSEE or by operation of law unless in connection with a transfer of substantially all of the assets of LICENSEE or with the consent of LICENSOR.

21.	INTEGRATION

This Agreement constitutes the entire understanding of the parties, and revokes and supersedes all prior agreements between the parties, including any option agreements which may have been entered into between the parties, and is intended as a final expression of their Agreement. It shall not be modified or amended except in writing signed by the parties hereto and specifically referring to this Agreement. This Agreement shall take precedence over any other documents which may be in conflict with said Agreement.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

FarmBoys Design Corp.	PureRoots Manufacturing Inc.

By:/s/ Chad Fischl	By:/s/ Chad Fischl

Title: CEO & President

Date: Feb 12, 2019	Date: Feb 12, 2019

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SCHEDULE A

1. Licensed Trademarks

The following Trademarks form part of this Agreement:

FarmBoy Design Corp.’s brand name, designs, Aeropod logo in order to market and sell the manufactured Aeropod Units “Aeropod Units” and sell the produce grown in the Aeropod modular grow rooms as Urban Farms Produce “Urban Farms Produce”. Aeropod Units are modular grow rooms for the purpose of growing Urban Farms Produce, which is high quality produce that is grown in Aeropod Units that allow for year-round production of produce, as well as being more environmentally friendly than conventional farming methods that are both manufactured using the designs, brand name and intellectual property of FarmBoys Design Corp, collectively the “FarmBoys Grow Package”.

2. Licensed Products

The following Licensed Products form part of this Agreement:

EXCLUSIVE license to use the Intellectual Property, Brand Name and Designs, solely in order to manufacture, distribute and market the Aeropod Units, and other FarmBoys Design Corp.’s products and/or service within the limitation of the manufacturing and sale of the Aeropod Units and the supplying of plant nutrients that FarmBoys Design Corp., has formulated for the use in the Aeropod Units.

EXCLUSIVE license to use the Intellectual Property, Brand Name and Designs, solely in order to grow and produce crops of vegetables and fruit, and then to distribute and market those vegetables and fruits under the brand of Urban Farms Produce, and other FarmBoys Design Corp.’s products and/or service within the limitation of the sale of the Urban Farms Produce and the supplying of branding and marketing for that produce that FarmBoys Design Corp., has designed for the growing and sale of produce under the Urban Farms Produce label as a high quality produce that will be locally grown, and be more environmentally friendly that big farming.

Together Aeropod Units and Urban Farms Produce will be collectively known as the FarmBoys Grow Package.

Licensor has and is licensing the know-how, patents, patent-pending for the manufacturing of the Aeropod modular grow rooms, the specially design Aeropod containers, the control systems, specially designed plant nutrient formulas, the systems needed to manufacture the Aeropod Units and all the specifications / blue prints to build and deliver the Aeropod Units.

Licensor has and is licensing the know-how, patents, patent-pending for the growing of the produce in the Aeropod modular grow rooms, which are specially design Aeropod containers, the systems needed to effectively grow the Urban Farms Produce and all expertise to brand, market and deliver the Urban Farms Produce. Licensee will provide all services in the Marketing and Sale of the Produce that is grown by the Urban Farms Produce.

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Further clarification of the licensed products FarmBoys Grow Package mean the designs created and prepared by the Licensor from which the Licensee shall manufacture the Aeropod Units, and alike and at the time of manufacture shall include any modifications, improvements, or amendments to the Designs devised or developed by the Licensor either before or during the term of this Agreement and notified to the Licensee. The FarmBoys Grow Package also includes the growing specifications and techniques created and prepared by the Licensor from which the Licensee shall use in order to grow the produce under the label of Urban Farms Produce, and alike and at the time of production shall include any modifications, improvements, or amendments to the Designs in regards to the growing of the produce in the Aeropod Units devised or developed by the Licensor either before or during the term of this Agreement and notified to the Licensee.

3. Excluded Licenses and Products

The Following Licenses and Licensed Products shall be excluded from this Agreement:

a.	There shall be no Licenses, Trademarks, Brand Names, Intellectual Property or Products excluded from this agreement by FarmBoys Design Corp.

4. Territory

This agreement shall be for a worldwide territory for all manufacturing of Aeropod Units, the sale of the Nutrient Formulas and the sale of the plants that are grown in the Aeropod Units using the FarmBoy Grow Package.

5. Term

This Agreement shall commence on the date executed by both parties and shall extend for an initial Term of: five (5) YEARS, with an automatic renewal for another five (5) year term.

6. Options and Royalty

In consideration of the rights granted by the Licensor, the Licensee shall pay to the Licensor a royalty equal to an amount of:

a.	10% of the Net Purchase Price of any and all Aeropod Units and / or Nutrients manufactured using the Licensors designs and formulas and sold by Licensee; and
b.	10% of the Net Sales Price of any and all Urban Farms Produce vegetables and fruit that are grown using the Licensors designs and formulas and sold by Licensee; and
c.	In respect of all Services sold by the Licensee that Licensor is contracted to perform, Licensor shall receive its cost plus an additional 15%; and
d.	Additionally, $10,000 license fee is paid out per Aeropod vertical grow container sold within the Aeropod Unit upon receiving first down payment on Purchase Order from customer to the Licensee.

Within 7 days after the end of each Quarter during the term of this Agreement, the Licensee shall deliver to the Licensor a statement giving particulars of all sales of the FarmBoys Design Corp products and/or services effected by the Licensee during the Quarter and showing the total royalties payable to the Licensor for that Quarter. The Term “Quarter” shall mean one of four three-month intervals calculated from the Commencement Date.

Within 14 days after the end of each Quarter, the Licensee shall pay the Royalties due for that Quarter by direct credit into the bank account of the Licensor (details of which shall be notified in writing to the Licensee from time to time).

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